

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Shantanu Gaur
Chief Executive Officer
Allurion Technologies Holdings, Inc.
11 Huron Drive
Natick, MA 01760

> **Re: Allurion Technologies Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 13, 2023**
> **File No. 333-271862**

Dear Shantanu Gaur:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.   We note disclosure here that New Allurion will not have units trading on the New York Stock Exchange upon the consummation of the Business Combination and you further clarify on page F-84 that upon closing, New Allurion common stock is expected to be traded on the New York Stock Exchange. Revise the disclosure here to clarify such and disclose whether this is a condition to the closing of the Business Combination which may be waived.

<u>The Compute Health Board's Reasons for Approval of the Business Combination, page 193</u>

2.   We note your revisions in response to prior comment 4 and reissue the comment. Please revise your disclosure to specifically discuss how the independent members of Compute Health's Board considered certain conflicts of interest in negotiating and recommending the business combination.

<u>Non-Redemption Agreement, page 216</u>

3.   We note your response to prior comment 5 and reissue in part. Revise to disclose the terms of the May 15, 2023 Medtronic Sales Agency Agreement and provide a more detailed analysis explaining why filing this agreement as an exhibit to your filing is not necessary. We note that the Non-Redemption Agreement refers to the Medtronic Sales Agency Agreement.

<u>Third-party open source software components., page 320</u>

4.   We note your revised disclosure, in response to prior comment 1, that your Information Security Program is in compliance with the global standard ISO 27001:2013. Please tell us whether you are also adhering to the ISO 27001:2022 standards updated in 2022. If the Information Security Program is not in compliance with ISO 27001:2022, include a risk factor noting such or explain why the updated standards are not applicable to you.

<u>Exclusive Forum, page 350</u>

5.   We note your revised disclosure in response to prior comment 3 and reissue in part. Please revise your discussion of the exclusive forum provision here, and in the relevant risk factor, to disclose the potential for investors to experience both increased difficulty in bringing claims and increased associated costs.

      You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Danielle Lauzon